SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 033-26109


   - Form 10-K and Form 10-KSB

   - Form 20-F   X  Form 10-Q and Form 10-QSB       Form N-SAR

For the Period eded:  September 30, 1998.

   - Transition Report on Form 10-k and Form 10-KSB

   - Transition Report on Form 20-F

   - Transition Report on Form 11-K

   - Transition Report on Form 10-Q and Form 10-QSB

   - Transition Report on Form N-SAR

For the transition period ended:  N/A.

Nothing in this form shall be construed to imply that the Commsission has ver-ified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NA

PART I
REGISTRANT INFORMATION

Full name of registrant:                Amazon Natural Treasures, Inc.

Former name if applicable:              N/A.

Address of principal executive office:  4011 W. Oquendo Rd., Suite #C

City, state and zip code:               Las Vegas, NV 89118.

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)
                           ---

X (a) The reasons described in reasonable detail in Part III of ths form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calender day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company will be filing the 10K in the next few days at which time the audited 1997 financial numbers will be ready that are necessary for proper financials in the September 30, 1998 10Q. The 10Q will be filed directly after the 10K.


PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notifi-
    cation.   Michael A. Sylver (702) 795-4333.

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   Yes       No  X
                                       ---       ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    Yes       No  X
                                        ---      ---

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Amazon Natural Treasures, Inc.
-------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  11/17/98         By  Michael A. Sylver
     ------------------    -----------------------------
                            Michael A. Sylver, President

ATTENTION
Intentional misstatements or ommissions of fact constitute federal criminal violations.